UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

 ARTIFICIAL LIFE, INC.

 (Name of Issuer)

Common Stock

(Title of Class of Securities)

04314Q105

(CUSIP Number)

September 6, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04314Q105

1.	Names of Reporting Persons Eberhard Schoneburg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 17,761,587**

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 17,761,587**

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,761,587**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 23.0%***

12.	Type of Reporting Person (See Instructions) IN

** Includes 2,900,000 shares of common stock issuable upon the exercise of warrants and options.

*** Based upon 74,210,068 shares outstanding as of September 6, 2011, the sum of which includes the 66,457,282 shares outstanding as of July 31, 2011, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on August 15, 2011, plus (i) the 5,767,071 shares covered by this Schedule 13G/A filed on

August 18, 2011; (ii) 1,250,000 shares of common stock issued to an individual accredited investor on August 3, 2011, 35,715 shares of common stock issued to a director on August 10, 2011 and 700,000 shares of common stock issued to an institutional investor on August 29, 2011; (iii) 2,900,000 shares of common stock issuable upon the exercise of warrants and options of the reporting person and

CUSIP No. 04314Q105

Item 1.
	(a)	Name of Issuer Artificial Life, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 26/F, 88 Hing Fat Street Causeway Bay, Hong Kong

Item 2.
	(a)	Name of Person Filing Eberhard Schoneburg
	(b)	Address of Principal Business Office or, if none, Residence 26/F, 88 Hing Fat Street Causeway Bay, Hong Kong
	(c)	Germany
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number 04314Q105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 17,761,587**
	(b)	Percent of class: 23.0%***
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 17,761,587**
		(ii)	Shared power to vote or to direct the vote -0-
		(iii)	Sole power to dispose or to direct the disposition of 17,761,587**
		(iv)	Shared power to dispose or to direct the disposition of -0-

** Includes 2,900,000 shares of common stock issuable upon the exercise of warrants and options.

*** Based upon 74,210,068 shares outstanding as of September 6, 2011, the sum of which includes the 66,457,282 shares outstanding as of July 31, 2011, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on August 15, 2011, plus (i) the 5,767,071 shares covered by this Schedule 13G/A filed on August 18, 2011; (ii) 1,250,000 shares of common stock issued to an individual accredited investor on August 3, 2011, 35,715 shares of common stock issued to a director on August 10, 2011 and 700,000 shares of common stock issued to an institutional investor on August 29, 2011; (iii) 2,900,000 shares of common stock issuable upon the exercise of warrants and options of the reporting person and

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certifications
By signing below I certify that, to the best of knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 9, 2011
(Date)

/s/Eberhard Schoneburg
(Signature)

Ebehard Schoneburg, President, CEO, Director
(Name and Title)